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                            April 17, 2024

       Mike Silvestrini
       Managing Partner
       Energea Portfolio 3 Africa LLC
       52 Main Street
       Chester, CT 06412

                                                        Re: Energea Portfolio 3
Africa LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed April 3, 2024
                                                            File No. 024-12383

       Dear Mike Silvestrini:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Distributions, page 22

   1. We note your response to prior comment 4 and re-issue the comment in part. Please state clearly here and
throughout the filing that you have not made any profit to date.
       Liability to Make Additional Contributions, page 34

   2. We note your response to prior comment 6. Please further revise to clarify how each of the referenced sections of
the Delaware LLC Act could require investors to make further contributions to the
Company.
 Mike Silvestrini
FirstName   LastNameMike    Silvestrini
Energea Portfolio 3 Africa LLC
Comapany
April       NameEnergea Portfolio 3 Africa LLC
       17, 2024
April 217, 2024 Page 2
Page
FirstName LastName
Index to Financial Statements, page 38

3. Your amendment to Form 1-A, filed on April 3, 2024, is required to include audited financial statements as of December 31, 2024. Please amend your filing to provide the updated financial information. Refer to paragraph (c) of Part F/S of Form 1-A, which refers to paragraphs (b)(3)-(4) of Part F/S and identifies the fiscal years and interim periods required at the filing date. In addition, we remind you of your responses to prior comments 17 and 18 of our letter dated January 30, 2024, to provide expanded disclosures in future filings.
       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      David H. Roberts, Esq.